Exhibit 99.6

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi and Regeneron announce positive topline Phase 2 results for IL-33 antibody in asthma

*	REGN3500 (SAR440340) monotherapy significantly reduced loss of asthma control and improved lung function compared to placebo

PARIS and TARRYTOWN, NY – June 21, 2019 – Sanofi and Regeneron Pharmaceuticals, Inc. (NASDAQ: REGN) today announced that a Phase 2 proof-of-concept trial evaluating the investigational IL-33 antibody REGN3500 (SAR440340) met the primary endpoint of improvement in loss of asthma control when comparing REGN3500 monotherapy to placebo. The trial also met a key secondary endpoint, demonstrating REGN3500 monotherapy significantly improved lung function compared to placebo.

In the trial, the greatest improvement was observed in patients with blood eosinophil levels ≥300 cells/microliter. Patients treated with Dupixent® (dupilumab) monotherapy did numerically better than REGN3500 across all endpoints, although the trial was not powered to show differences between active treatment arms. The combination of REGN3500 and Dupixent also did not demonstrate increased benefit compared to Dupixent monotherapy in this trial. More detailed results will be presented at an upcoming medical meeting

“This trial suggests that REGN3500 may provide an alternative targeted approach for patients suffering from asthma,” said George D. Yancopoulos, M.D., Ph.D., President and Chief Scientific Officer at Regeneron. “We look forward to working with Sanofi to advance REGN3500 through our asthma clinical trial program, as well as continuing our ongoing trials in atopic dermatitis and chronic obstructive pulmonary disease.”

Adverse events (AEs) occurred in 61.6% of patients who received REGN3500, 66.2% of patients receiving both REGN3500 and Dupixent, 56.8% of patients who received Dupixent and 64.9% of patients who received placebo. The incidence of serious AEs and AEs leading to treatment discontinuations was low.

Despite standard-of-care treatment with inhaled corticosteroid (ICS) and long-acting beta-agonist (LABA) therapy, people with moderate-to-severe asthma often have inadequately controlled, persistent symptoms that may make them suitable for treatment with a biologic therapy. These people live with coughing, wheezing and difficulty breathing, and are at risk of severe asthma attacks that may require emergency room visits or hospitalizations

“Asthma is a heterogeneous disease and not everyone experiences it in the same way. Therefore, there is value in evaluating new therapies with distinct and novel mechanisms such as anti-IL-33,” said Steve Pascoe, M.D., Head of Immuno-Inflammation Development at Sanofi. “We have ongoing studies for SAR440340 in atopic dermatitis and chronic obstructive pulmonary disease. We will evaluate the results of these studies as well as the findings in asthma to determine the best path forward for this therapy.”

REGN3500 is a fully-human monoclonal antibody that inhibits interleukin-33 (IL-33), a protein that is believed to play a key role in type 1 and type 2 inflammation. Preclinical research showed REGN3500 blocked several markers of both types of inflammation. In moderate-to-severe asthma, there can be multiple sources of underlying inflammation that new therapies may help address.

About the Phase 2 Trial

The trial was a randomized, double-blind, placebo-controlled, 12-week proof-of-concept trial that enrolled 296 adult patients with moderate-to-severe asthma who were not well controlled on LABA and ICS therapy. Patients were randomized into four treatment groups: REGN3500 plus placebo, REGN3500 plus Dupixent, Dupixent plus placebo, and placebo. All patients received fluticasone/salmeterol as the ICS/LABA maintenance therapy, which was withdrawn during the trial. At four weeks post-randomization, the LABA was withdrawn, and between six and nine weeks the ICS was tapered to withdrawal. Patients continued without ICS/LABA maintenance therapy until 12 weeks. If a patient experienced loss of asthma control (LOAC) during the trial, they resumed their prescreening ICS/LABA maintenance therapy and entered the safety follow-up period.

The primary endpoint was the proportion of patients who experienced LOAC on REGN3500 with or without Dupixent, compared to placebo.

About the REGN3500 (SAR440340) Development Program

Regeneron and Sanofi are currently studying REGN3500 in respiratory and dermatological diseases where inflammation is thought to play an underlying role. REGN3500 is being studied in Phase 2 trials for asthma, chronic obstructive pulmonary disease and atopic dermatitis. These potential uses are investigational and the safety and efficacy have not been evaluated by any regulatory authority. REGN3500 was invented using Regeneron’s proprietary VelocImmune® technology that yields optimized fully-human antibodies, and is being developed jointly by Regeneron and Sanofi as part of a global collaboration agreement.

About Dupixent® (dupilumab)

Dupixent is a fully-human monoclonal antibody specifically designed to inhibit the signaling of interleukin-4 (IL-4) and interleukin-13 (IL-13), two key proteins that may play a central role in the type 2 inflammation that underlies asthma as well as other allergic and atopic diseases.

Dupixent is approved in the U.S. for the treatment of people 12 years of age and older with moderate-to-severe atopic dermatitis (eczema) that is not well controlled with prescription therapies used on the skin (topical), or who cannot use topical therapies; and for use with other asthma medicines for the maintenance treatment of moderate-to-severe asthma in people aged 12 years and older whose asthma is not controlled with their current asthma medicines. Dupixent is also approved for certain patients with moderate-to-severe atopic dermatitis and severe asthma in the European Union and Japan.

In addition to the currently approved indications, Sanofi and Regeneron are also studying dupilumab for additional diseases driven by allergic and other type 2 inflammation, including chronic rhinosinusitis with nasal polyps (Phase 3 completed), pediatric asthma and atopic dermatitis (6 to 11 years of age, Phase 3), pediatric atopic dermatitis (6 months to 5 years of age, Phase 2/3), eosinophilic esophagitis (Phase 3), chronic obstructive pulmonary disease (Phase 3), and food and environmental allergies (Phase 2). These potential uses, and its use in combination with REGN3500, are investigational and the safety and efficacy have not been evaluated by any regulatory authority.

For more information on dupilumab clinical trials please visit www.clinicaltrials.gov

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye disease, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, neuromuscular diseases, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune® which produces optimized fully-human antibodies, and ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact Ashleigh Koss Tel.: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com Regeneron Media Relations Contact Sharon Chen Tel.: +1 (914) 847-1546 Sharon.Chen@regeneron.com	Sanofi Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com Regeneron Investor Relations Contact Justin Holko Tel: +1 (914) 847-7786 Justin.Holko@regeneron.com

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Regeneron Forward-Looking Statements and Use of Digital Media

This press release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation REGN3500 (as a monotherapy or in combination with Dupixent® (dupilumab) Injection, as applicable) for the treatment of asthma, chronic obstructive pulmonary disease (“COPD”), atopic dermatitis, and other potential indications, as well as dupilumab as a monotherapy for the treatment of chronic rhinosinusitis with nasal polyps, pediatric asthma and atopic dermatitis, eosinophilic esophagitis, COPD, food and environmental allergies, and other potential indications; unforeseen safety issues resulting from the administration of products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates (such as REGN3500 and dupilumab, either as a monotherapy or in combination) in clinical trials; the extent to which the results from the research and development programs conducted by Regeneron or its collaborators (including those discussed in this press release) may be replicated in other studies and lead to therapeutic applications; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products, research and clinical programs, and business, including those relating to patient privacy; determinations by regulatory and administrative governmental

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